Expense Limitation Agreement

January 24, 2011

To:           LoCorr Investment Trust
261 School Avenue, 4th Floor
Excelsior, MN 55331

Dear Board Members:

You have engaged us to act as the sole investment adviser to the LoCorr Managed Futures Strategy Fund (the "Fund") pursuant to a Management Agreement dated as of January 24, 2011.

Effective January 24, 2011, through April 30, 2012, we agree to waive management fees and/or reimburse the Fund for expenses it incurs, but only to the extent necessary to maintain the Fund's total annual operating expenses after fee waivers and/or reimbursement (excluding taxes, interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, indirect expenses, expenses of other investment companies in which the Fund may invest, or extraordinary expenses such as litigation) at 2.20%, 2.95% and 1.95% of the average daily net assets of Class A, Class C and Class I shares, respectively.  Additionally, this Expense Limitation Agreement may not be terminated by LoCorr Fund Management, LLC, but may be terminated by the Fund's Board of Trustees, on 60 days written notice to LoCorr Fund Management, LLC.

Any waiver or reimbursement by us is subject to repayment by the Fund within the three fiscal years following the fiscal year in which the expenses occurred, if the Fund is able to make the repayment without exceeding its current expense limitations and the repayment is approved by the Board of Trustees.

Very truly yours, LoCorr Fund Management, LLC /s/ Kevin M. Kinzie Kevin M. Kinzie, CEO
Acceptance

The foregoing Expense Limitation Agreement is hereby accepted.

LoCorr Investment Trust /s/ Kevin M. Kinzie Kevin M. Kinzie, President